Mail Stop 3561

May 20, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

      Re: Premier Power Renewable Energy, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed May 15, 2009
              File No. 333-155241
              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              Filed May 19, 2009
              File No. 333-140637

Dear Mr. Marks:

We have reviewed amendment number four to your Form S-1 filed May 15, 2009. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment Number 4 to Registration Statement on Form S-1

General

1. Please revise the following typographical and calculation errors:

   - Typographical error in footnote 1 on page 24;
   - Typographical errors in rows two and three of the table at the bottom of page 24;
   - Total calculation in the third column, "1-3 Years", of the table on page 38; and
   - Several typographical errors in the "Voting Rights" paragraph on page 49.

Unaudited Financial Statements for the Fiscal Period Ended March 31, 2009, page F-2

Note 2. Significant Accounting Policies, page F-7

Earnings per Share, page F-9

2. You state that warrants to purchase 3,500,000 of your common shares were excluded from your diluted EPS computation since their exercise prices exceeded the average market price of your common shares. Based on a review of your historical stock prices, it appears that your common stock may have traded at average prices during the three months ended March 31, 2009 that were higher than the exercise prices of the warrants. Although we understand that the shares underlying the warrants are antidilutive due to your net loss, please tell us how you determined that the exercise prices of these warrants exceeded the average market price of your common shares during the period. Refer to SFAS 128 and EITF Topic D-72. Provide your computations and revise your disclosure as appropriate.

Note 8. Derivative Instruments, page F-13

3. You disclose that upon adoption of EITF 07-5 on January 1, 2009, you determined that your warrants and convertible preferred stock were not indexed to your common stock. Accordingly, you determined that the warrants and the conversion feature of your convertible preferred stock should be recorded as liabilities and recorded a liability of $506,560 for the warrants and determined that the value of the conversion feature was insignificant at January 1, 2009 and March 31, 2009. In regards to your application of EITF 07-5, please address the following items:

   - Please tell us and disclose how you concluded that the warrants and conversion feature are not indexed to your common stock. If, as we assume, your conclusion was based on the contractual exercise price reset features of these instruments, please describe the nature of these features within your footnotes.

   - You disclose that you determined that the fair value of your common stock was $0.42 at both January 1, 2009 and March 31, 2009 based on an independent valuation of your common stock. Please explain how you determined that the fair value of your common stock was the same at September 9, 2008, January 1, 2009 and March 31, 2009. Please also explain how you determined that the fair value of the conversion feature of your convertible preferred stock was insignificant at January 1, 2009 and March 31, 2009, considering that it appears your common stock was trading at prices that exceeded the $2.00 per share conversion price. Please tell us whether you determined that the amount that would have been recorded for the conversion feature if this guidance had been applied from the issuance date was also insignificant and how you reached that conclusion. Provide your computations and discuss the rationale for the assumptions you used in making these fair value determinations. If, upon reconsideration, you determine that changes to your financial statements are appropriate, please tell us how you computed the revised amounts. We may have further comment upon reviewing your response.

- Please revise your financial statements to present the cumulative effect of the change in accounting principle arising from the adoption of EITF 07-5 as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. Refer to paragraph 21 of EITF 07-5. Clarify why the adoption of EITF 07-5 resulted in a significant increase to your retained earnings. Please also revise to provide all of the disclosures required by paragraphs 17 and 18 of SFAS 154 relating to the effect of the change on income from continuing operations, net income and related per-share amounts, if applicable.

Form 10-Q for the Fiscal Period Ended March 31, 2009

4. The comments on amendment number four to your Form S-1 above should be considered in the Form 10-Q to the extent applicable.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
Dominador Tolentino, Jr., Esq.
Jamie H. Kim, Esq.